Grantham, Mayo, Van Otterloo & Co. LLC


MEMORANDUM




To:     Mr. John Sgroi
        Investors Bank & Trust Company

From:   Judith Lyden

cc:     Edward Monahan, IBT
        Matthew Dunlap, IBT

Date:   October 28, 2004

Re:     GMO Trust - Item 77 Attachments - Form N-SAR
        For Period March 1, 2004 - August 31, 2004


GMO TRUST

Item 7 As a reminder to update on your report  under item #7:   Effective  June
25, 2004, a new series of the GMO Trust became effective: GMO Global Growth Fund
 Effective April 1, 2004 the name of GMO Alpha LIBOR Fund ("ALF") has been changed to: GMO Special Purpose Holding Fund ? Effective August 30, 2004, the name of GMO Global Hedged Equity Fund has been changed to: GMO Alpha Only Fund ? Effective September 23, 2004, the name of GMO Asia Fund has been changed to: GMO Emerging Markets Quality Fund

Item 77D Effective April 1, 2004, in addition to the name change of GMO Alpha LIBOR Fund to GMO Special Purpose Holding Fund, its investment objective and operating policies changed. GMO Special Purpose Holding Fund's investment objective is total return, and its assets are primarily limited to a special purpose vehicle that holds certain defaulted securities, certain claims relating to such securities, and cash and cash items. GMO Special Purpose Holding Fund is presently closed to new investments by existing or prospective shareholders. Effective September 23, 2004, in addition to the name change of GMO Asia Fund to GMO Emerging Markets Quality Fund, its investment objective and strategies have changed. The Fund's investment objective is to seek broad exposure to the higher quality companies in emerging markets. The Fund typically makes equity investments in companies whose stocks are traded in the securities markets of emerging countries in Asia, Latin America, the Middle East, Africa and Europe. The Manager uses proprietary quality models to evaluate an issuer's quality
score.   GMO Global (U.S.+) Equity  Allocation  Fund and GMO U.S.  Sector Fund:
Footnote 4 to the "Fees and expenses" table for GMO Global (U.S.+) Equity Allocation Fund and footnote 5 to the "Fees and expenses" table for GMO U.S. Sector Fund are amended to reflect the Manager's contractual agreement to reimburse each Fund through at least December 31, 2004 for certain of such Funds' operating expenses, as described more fully in the "Fees and expenses" tables. Accordingly, each instance of "September 30, 2004" in the footnotes is replaced with "December 31, 2004."

Item 77I Effective September 23, 2004, GMO Emerging Markets Quality Fund added a new class of fund shares, Class VI. This class of shares is distinguished from the other classes by its minimum total fund investment of $300 million or minimum total investment with GMO plus fund investment of $750 million plus $35 million in the fund and its Shareholder Service fee of .055%.

Item 77Q1 (a) Attached are copies of the following Amendments to the GMO Trust - Declaration of Trust Amendment No. 15: GMO Global Hedged Equity Fund changed
its name to:  GMO Alpha  Only Fund   Amendment  No.14:  GMO Real Asset Fund was
added as a new series of the Trust (registration statement delayed; fund has not commenced operations) Amendment No. 13: GMO Global Growth Fund was added as a
new series of the Trust   Amendment  No. 12: GMO Alpha  LIBOR Fund  changed its
name to: GMO Special Purpose Holding Fund

Item 77Q1 (e) Attached is a copy of the following investment advisory contract with Grantham Mayo Van Otterloo & Co LLC:

 GMO Trust on behalf of GMO Global Growth Fund, June 25, 2004

Item 81
 Yes